# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Titan Environmental Solutions Inc., CIK 0001514056
CUSIP: 88829H106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001658037
Persons authorized to receive notices and communications: Titan Environmental Solutions, 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304, (248) 775-7400

## Reporting persons
- Frank E. Celli (CIK 0001658037): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,500,000; shared voting power 0; sole dispositive power 8,500,000; shared dispositive power 0; aggregate amount beneficially owned 8,500,000 (23.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Titan Environmental Solutions Inc.
Address of issuer's principal executive offices: 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304

## Item 2. Identity and Background
Name of person filing: Frank E. Celli ("Frank Celli").
Residence or business address: The business address of Frank Celli is 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, MI 48304.
Present principal occupation or employment: In his individual capacity, Frank Celli is a member of the board of directors of Titan Environmental Solutions Inc. (the "Company").
Criminal convictions in the last five years: During the last five years, Frank Celli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Frank Celli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Frank Celli is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Company granted Frank Celli 85,000 options that are exercisable into 8,500,000 shares of the Company's common stock, par value $0.0001 per share (the "Common Stock").

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D is being filed to report that on December 31, 2024, Frank Celli was granted 85,000 options by the Company, which are exercisable into 8,500,000 shares of the Company's Common Stock (the "Options") pursuant to the Company's 2023 Equity Incentive Plan. Frank Celli holds the Company's securities for investment purposes. Frank Celli does not have any present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Frank Celli intends to assess his investment in the Company on a continuing basis. Depending on various factors, including without limitation their perceptions of the Company's actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, Frank Celli may in the future take such actions with respect to his investment in the Company as he may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing of some or all of their shares of Common Stock or other securities of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, Frank Celli beneficially owns an aggregate of 8,500,000 shares of Common Stock (the "Celli Shares"), of which 0 are outstanding shares of Common Stock and 8,500,000 are shares of Common Stock that are issuable upon the exercise of the Options. This does not include (i) 8,180,825 shares of Common Stock issuable upon the conversion of notes issued to Frank Celli by the Company, (ii) 44,679,817 shares of Common Stock issuable upon the exercise of Series A Rights to Receive Common Stock owned of record by MVSR, LLC, a Nevada limited liability company of which Frank Celli is the manager, (iii) 2,018,300 shares of Common Stock issuable upon the exercise of warrants issued to Frank Celli by the Company, (iv) 20,183 shares of Series B Preferred Stock, which are convertible into Common Stock, owned of record by Frank Celli, and (v) 6,000,000 shares of Common Stock issuable upon the conversion of 125,000 shares of the Company's Series C Preferred Stock owned of record by Frank Celli, as such securities may not be exchanged or converted (as applicable) at any time that the holder beneficially owns 4.99% or more of the Company's Common Stock. The Celli Shares represent 23.4% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 36,286,391 (which represents the sum of (x) 27,786,391, which, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024, to the Reporting Persons represents the total number shares of Common Stock outstanding as of November 14, 2024 and (y) the 8,500,000 shares of Common Stock issuable upon the exercise of the Options). Frank Celli disclaims responsibility for the accuracy of the information provided by the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: Frank Celli has the sole power to vote and dispose of the Celli Shares. As of the date of this Schedule 13D, 0 of the Celli Shares are outstanding shares of Common Stock, and 8,500,000 are shares of Common Stock that are issuable upon the exercise of the Options. This does not include (i) 8,180,825 shares of Common Stock issuable upon the conversion of notes issued to Frank Celli by the Company, (ii) 44,679,817 shares of Common Stock issuable upon the exercise of Series A Rights to Receive Common Stock owned of record by MVSR, LLC, a Nevada limited liability company of which Frank Celli is the manager, (iii) 2,018,300 shares of Common Stock issuable upon the exercise of warrants issued to Frank Celli by the Company, (iv) 20,183 shares of Series B Preferred Stock, which are convertible into Common Stock, owned of record by Frank Celli, and (v) 6,000,000 shares of Common Stock issuable upon the conversion of 125,000 shares of the Company's Series C Preferred Stock owned of record by Frank Celli, as such securities may not be exchanged or converted (as applicable) at any time that the holder beneficially owns 4.99% or more of the Company's Common Stock. The Celli Shares represent 23.4% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 36,286,391 (which represents the sum of (x) 27,786,391, which, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024, to the Reporting Persons represents the total number shares of Common Stock outstanding as of November 14, 2024 and (y) the 8,500,000 shares of Common Stock issuable upon the exercise of the Options).
Transactions in the class effected during the past sixty days: Other than the acquisition of the Options as described in Item 3 above (incorporated herein by reference), Frank Celli has not effected any transactions in shares of the Company's Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for (1) the relationships described elsewhere herein, (2) the respective agreements pursuant to which the securities of the Company referred to herein were acquired from the Company by Frank Celli, and (3) the Company's governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by Frank Celli, Frank Celli is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

## Signatures
- Frank E. Celli: /s/ Frank E. Celli, Frank E. Celli (03/20/2025)